EXHIBIT 12
COCA-COLA ENTERPRISES, INC.
EARNINGS TO FIXED CHARGES
(in millions; except ratios)

	First Quarter
	2012	2011
Computation of Earnings:
Income before income taxes	$149	$144
Add:
Interest expense	24	20
Interest portion of rent expense	7	8
Earnings as adjusted	$180	$172
Computation of Fixed Charges:
Interest expense	$24	$20
Interest portion of rent expense	7	8
Fixed charges	$31	$28
Ratio of Earnings to Fixed Charges(A)	5.70	6.24
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(A) Ratios were calculated prior to rounding to millions.